OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

December 5, 2014

Via Electronic Transmission

Mr. Tony Burac

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Shareholder Report on Form N-CSR and the Registration Statement on Form N-1A for Oppenheimer Variable Account Funds (SEC File No. 333-182434)

Dear Mr. Burac:

We have reviewed your comments, received on September 15, 2014, to the Shareholder Report on Form N-CSR, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 (the “Annual Report”) and to the Registration Statement filed on April 28, 2014 under Rule 485(b) of the Securities Act of 1933, each with respect to Oppenheimer Variable Account Funds (the “Registrant”), on behalf of each of the series identified below (each, a “Fund”). For your convenience, we have included each of your comments in italics, followed by our response.

Oppenheimer Capital Income Fund/VA

1. The total returns for the Fund’s Reference Index in the Average Annual Total Returns Table in the Summary Prospectus for the one-year reporting period ended 12/31/2013 (which is reported to be 9.38%) do not match the total returns for the Reference Index in the first paragraph under the Fund Performance Discussion of the annual report (which is reported to be 12.04%). Please confirm the returns.

The Fund confirms that the Average Annual Total Returns Table in its Summary Prospectus correctly presents the calendar-year-end returns for the Reference Index for its entire calendar year. The returns for the Reference Index described in the Fund Performance Discussion of its annual report, while still underperforming the Non-Service shares of the Fund, represent a higher return because the Reference Index’s returns are merged and linked with returns of a different index blend for the calendar period. As disclosed on the Fund’s website and its other marketing materials, index performance prior to April 1, 2013 is linked to a blend of 60% of the S&P 500 Index and 40% of the Barclays U.S. Aggregate Bond Index. This prior index blend is merged with the returns of the Reference Index after April 1, 2013 to provide the returns disclosed in the Fund Performance Discussion. This was done with the overall intent of describing how the Fund performed over the course of the calendar year to the index blend it was using at the time as a comparison.

In future performance disclosure, the Fund will not use a link of differently blended indexes for different calendar periods unless it explicitly discloses it is doing so.

Oppenheimer Diversified Alternatives Fund/VA

2. The net assets of the Fund in the Consolidated Statement of Investments ($9,926,741) do not agree with the net assets reported in the Consolidated Statement of Assets and Liabilities ($9,942,691) or the financial highlights (in thousands, approximately $9,927). Explain the difference.

The difference was due to a late correction made right before printing the report. The Consolidated Statement of Assets and Liabilities, Statement of Operations and Statements of Changes were all adjusted for the correction. The net asset number on the Statement of Investments and the financial highlights were inadvertently not corrected with the new net asset number. This was discovered after printing and filing the report, but was deemed immaterial to reprint and refile.

3 For each of the Non-Service Shares and Service Shares, in the Consolidated Statement of Assets and Liabilities, when dividing each share’s net assets ($9,932,751 and $9,940, respectively) by the number of shares outstanding (1,000,108 and 1,001), the mathematical result (approximately $9.93 for each) of the net asset value per share is different than the reported amount of $9.92 by $0.01. Explain the difference, and confirm whether shareholders were processed at an accurate net asset value.

The Fund confirms that shareholder accounts were processed at an accurate net asset value. The reason for the distinction between the two amounts is due to rounding. The distinction was discovered prior to printing the report and was deemed immaterial to correct.

4 With respect to the Fund’s fee table in its Prospectus, please confirm whether Acquired Fund Fees and Expenses are waived. They appear to be waived but the waiver footnote indicates that these fees are excluded from the waiver.

The Fund confirms that the Acquired Fund Fees and Expenses were waived. The footnote is referring to the total expense cap. The Acquired Fund Fees and Expenses are excluded when calculating the waiver for the total expense cap. The next sentence in the footnote explains that the indirect management fees from investments in the underlying funds are waived.

5 Please confirm the Prospectus fee table line item of Distribution and/or Service (12b-1) fees for Service shares.

The Fund confirms the Distribution and/or Service (12b-1) fees for Services shares, 0.23%, are disclosed correctly in the Prospectus fee table. Pursuant to Instruction 3(d) to Item 3 of Form N-1A, the Fund has based the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year. However, since the most recent fiscal year is less than 3 months, the Fund has restated the Annual Fund Operating Expenses (including the Distribution and/or Service (12b-1) fees) to reflect estimated expenses for the current fiscal year.

General Comments

6. Please explain why certain Funds filed amended N-PX filings in 2013.

Certain of the Funds filed amended N-PX filings in order to include proxy voting information relating to the Fund’s vote with respect to securities held in another OFI Fund. The initial filing of those Funds’ Form N-PX inadvertently omitted information with respect to portfolio securities of other OFI Funds it held, because the proxy voting report generated by the Funds’ service provider, Institutional Shareholder Services, Inc. (“ISS”), did not include that information in its report. Upon realizing the error, OFI worked to amend the N-PX filings to include each Fund’s vote in their respective underlying OFI Fund. The reason so many reports needed to be amended is because one such underlying Fund, Oppenheimer Institutional Money Market Fund, held a shareholder meeting and many of the Funds voted in that meeting. OFI has worked with ISS to ensure that the Funds’ N-PX filings for 2014 take into account proxy votes that a Fund may cast with respect to an underlying Fund, in order to avoid the need to amend a prior N-PX filing.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc: Tony Burac., Securities and Exchange Commission

Brian Wixted

K & L Gates LLP

KPMG LLP